UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

(Amendment No. 1)

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

Indoor Harvest Corp
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

45580E102
(CUSIP Number)

June 18, 2018
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

CUSIP No. 45580E102

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sykes, Chad Colin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 924,500 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 924,500 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 924,500 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.7% (Based upon 24,957,471 outstanding shares of common stock as of May 31, 2018)
12	TYPE OF REPORTING PERSON* IN

(1)	Prior to June 18, 2018, the reporting person owned 1,849,000 shares of the issuer’s common stock. Effective June 18, 2018, the reporting person transferred 924,500 shares of the issuer’s common stock in compliance with a court-ordered transfer of property related to child custody and child support. The reporting person does not have voting or dispositive power over the shares that were transferred. Following the transfer, the reporting person retained 924,500 shares of the issuer’s common stock.

Item 1(a). Name of Issuer:

Indoor Harvest Corp, a Texas corporation (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

5300 East Freeway, Suite A

Houston, Texas 77020

Item 2(a). Name of Person Filing.

The statement is filed on behalf of Chad Sykes (the “Reporting Person”).

Item 2(b). Address of Principal Business Office or, if None, Residence.

14830 Forest Lodge Dr.

Houston, Texas 77070

Item 2(c). Citizenship.

The Reporting Person is a citizen of the United States.

Item 2(d). Title of Class of Securities.

Common stock, par value $0.001 per share.

Item 2(e). CUSIP Number.

45580E102

Item 3. Type of Person.

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned: 924,500 (1)
(b)	Percent of class: 3.7% (based on outstanding shares as of May 31, 2018)
(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 924,500 (1)
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 924,500 (1)
(iv)	Shared power to dispose or to direct the disposition of: 0

(1)	Prior to June 18, 2018, the reporting person owned 1,849,000 shares of the issuer’s common stock. Effective June 18, 2018, the reporting person transferred 924,500 shares of the issuer’s common stock in compliance with a court-ordered transfer of property related to child custody and child support. The reporting person does not have voting or dispositive power over the shares that were transferred. Following the transfer, the reporting person retained 924,500 shares of the issuer’s common stock.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2018	By:	/s/ Chad Sykes
Chad Sykes